As filed with the Securities and Exchange Commission on January 31, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

Amplify Snack Brands, Inc.

(Name of Subject Company (Issuer))

Alphabet Merger Sub Inc.

A wholly owned subsidiary of

The Hershey Company

(Names of Filing Persons (Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03211L102

(CUSIP Number of Class of Securities)

Leslie M. Turner

Senior Vice President, General Counsel and Secretary

The Hershey Company

100 Crystal A Drive

Hershey, PA 17033

Tel: (717) 534-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

Martha E. McGarry

Thomas W. Greenberg

Maxim O. Mayer-Cesiano

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$945,150,311	$117,671

(1)	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as the sum of (i) 75,468,620 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Amplify Snack Brands, Inc. (excluding restricted shares which are addressed in clause (iii)) multiplied by $12.00, (ii) 2,428,849 Shares issuable pursuant to outstanding stock options that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $4.38 (which is $12.00 minus the weighted average exercise price for such options of $7.62 per Share) and (iii) 2,407,376 Shares issuable pursuant to outstanding restricted stock units and restricted stock awards that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $12.00. The calculation of the filing fee is based on information provided by Amplify Snack Brands, Inc. as of December 15, 2017, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $117,671	Filing Party: Alphabet Merger Sub Inc. and The Hershey Company
Form or Registration No.: Schedule TO	Date Filed: January 2, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by Alphabet Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of The Hershey Company, a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission on January 2, 2018. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of  common stock, par value $0.0001 per share (the “Shares”), of Amplify Snack Brands, Inc., a Delaware corporation (the “Company”), at a price per Share of  $12.00 (such price as it may be amended from time to time in accordance with the Merger Agreement, the “Offer Price”), net to the seller in cash, without any interest, but subject to and reduced by any required withholding of taxes upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 2, 2018 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Purchaser and Parent. Unless otherwise indicated, references to sections in this Amendment are references to sections of the Offer to Purchase.

Amendment to the Offer to Purchase

Items 1 through 11.

The information set forth in the Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

At 12:00 midnight, New York City time, at the end of Tuesday, January 30, 2018, the Offer expired. The Depositary has advised Purchaser that, as of the expiration of the Offer, a total of approximately 71,970,009 Shares, representing approximately 95.1391% of the Company’s currently outstanding Shares, were validly tendered and not withdrawn in the Offer, including 1,849,932 Shares tendered pursuant to guaranteed delivery procedures.

As of the expiration of the Offer, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares validly tendered and not properly withdrawn prior to the expiration time of the Offer.

Parent and Purchaser completed the acquisition of the Company on January 31, 2018 by consummating the Merger pursuant to the Merger Agreement without a meeting of the stockholders of the Company in accordance with Section 251(h) of the DGCL. As of the effective time of the Merger, each Share issued and outstanding immediately prior to such time (other than any (i) Shares held in the treasury of the Company, (ii) Shares that at the commencement of the Offer were owned by Parent or Purchaser, or any direct or indirect wholly owned subsidiaries of Parent or Purchaser, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares held by the Company’s stockholders who properly demanded and perfected appraisal rights under Delaware law) was converted into the right to receive an amount in cash equal to $12.00 per Share, net to the seller in cash, without any interest, but subject to and reduced by any required withholding of taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the NYSE. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On January 31, 2018, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(E) hereto, and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(E)	Press Release of Parent, dated January 31, 2018, announcing the expiration and results of the Offer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2018 THE HERSHEY COMPANY

By:	/s/ Patricia Little
Name: Patricia Little Title: Senior Vice President, Chief Financial Officer
ALPHABET MERGER SUB INC.

By:	/s/ Bjork Hupfeld
Name: Bjork Hupfeld Title: Treasurer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated January 2, 2018*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form*

(a)(1)(G)	Summary Advertisement, published January 2, 2018 in The Wall Street Journal*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release of Parent and the Company, dated December 18, 2017 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 18, 2017)*

(a)(5)(B)	Investor Presentation, dated December 18, 2017 (incorporated by reference to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on December 18, 2017)*

(a)(5)(C)	Letter Sent to Parent Employees on December 18, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on December 19, 2017)*

(a)(5)(D)	Conference Call Transcript, dated December 18, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on December 19, 2017)*

(a)(5)(E)	Press Release of Parent, dated January 31, 2018, announcing the expiration and results of the Offer

(b)	364 Day Credit Agreement, dated as of January 8, 2018, among Parent, Citibank, N.A., Bank of America, N.A. and Royal Bank of Canada (incorporated by reference to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 9, 2018)*

(d)(1)	Agreement and Plan of Merger, dated as of December 17, 2017, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 18, 2017)*

(d)(2)	Form of Support Agreement (incorporated by reference to the Statement on Schedule 13D filed by Parent with the Securities and Exchange Commission on December 27, 2017)*

(d)(3)	Confidentiality Agreement, dated as of January 23, 2017, between the Company and The Hershey Company (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on January 2, 2018)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.